# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Surgery Partners, Inc., CIK 0001638833
CUSIP: 86881A100
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 340 SEVEN SPRINGS WAY, SUITE 600, BRENTWOOD, Tennessee (TN), 37027
Date of event which requires filing of this statement: 10/23/2026
Filed by CIK 0001712856
Persons authorized to receive notices and communications: Bain Capital Investors, LLC, 200 Clarendon Street, Boston, Massachusetts (MA), 02116, 617-516-2000

## Reporting persons
- BCPE Seminole Holdings LP (CIK 0001712856): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 10,708,102; sole dispositive power 0; shared dispositive power 10,708,102; aggregate amount beneficially owned 10,708,102 (8.18% of the class)
- BCPE Seminole Holdings II Intermediate, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 30,055,197; sole dispositive power 0; shared dispositive power 30,055,197; aggregate amount beneficially owned 30,055,197 (22.96% of the class)
- BCPE Seminole Holdings III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 7,832,450; sole dispositive power 0; shared dispositive power 7,832,450; aggregate amount beneficially owned 7,832,450 (5.98% of the class)
- BCPE Seminole Holdings IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 1,351,223; sole dispositive power 0; shared dispositive power 1,351,223; aggregate amount beneficially owned 1,351,223 (1.03% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Surgery Partners, Inc.
Address of issuer's principal executive offices: 340 SEVEN SPRINGS WAY, SUITE 600, BRENTWOOD, Tennessee (TN), 37027
Comment: This Amendment No. 11 relates to the shares of common stock, $0.01 par value per share (the "Common Stock") of Surgery Partners, Inc., a Delaware corporation (the "Issuer"), and amends the initial statement on Schedule 13D filed by BCPE Seminole Holdings LP on September 8, 2017, as amended by Amendment No. 1 filed on December 15, 2017, Amendment No. 2 filed on February 12, 2021, Amendment No. 3 filed on May 19, 2021, Amendment No. 4 filed on November 15, 2021, Amendment No. 5 filed on November 23, 2022, Amendment No. 6 filed on December 27, 2022, Amendment No. 7 filed on March 3, 2023, Amendment No. 8 filed on December 21, 2023, Amendment No. 9 filed on January 28, 2025, and Amendment No. 10 filed on June 17, 2025 (the "Initial Statement" and, as further amended by this Amendment No. 11, the "Statement"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement and unless amended and restated hereby, all information in the Initial Statement remains in effect, as supplemented hereby.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Initial Statement is hereby amended and supplemented by adding the following at the end of Item 4 of the Initial Statement:

As disclosed by the Issuer in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 26, 2026, on October 23, 2026 the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Spyglass Topco, LLC, a Delaware limited liability company ("Parent"), Spyglass Merger Subsidiary, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Subsidiary"), and, solely for the limited purposes set forth therein, Bon Secours Mercy Health, Inc., a Maryland nonstock, nonprofit corporation ("Guarantor"), pursuant to which Merger Subsidiary will merge (the "Merger") with and into the Issuer, with the Issuer surviving the Merger as a wholly owned subsidiary of Parent (the "Surviving Corporation") on the terms and subject to the conditions set forth in the Merger Agreement.

Concurrently with the execution and delivery of the Merger Agreement, and as a condition to the willingness of Parent, Merger Subsidiary and Guarantor to enter into the Merger Agreement, BCPE Seminole Holdings, LP, BCPE Seminole Holdings II Intermediate, LP, BCPE Seminole Holdings III, LP and BCPE Seminole Holdings IV, LP (collectively, the "Reinvestment Stockholders") entered into a Voting and Support Agreement (the "Support Agreement") with Parent and the Issuer. Under the Support Agreement, the Reinvestment Stockholders have agreed, among other things, to vote their shares of Common Stock in favor of the adoption of the Merger Agreement and certain other matters, subject to certain terms and conditions contained therein.

In addition, under the Support Agreement, immediately prior to the closing of the Merger, the Reinvestment Stockholders will contribute to Parent (or a direct or indirect parent company thereof), directly or indirectly, all of their shares of Common Stock (such shares, the "Rollover Shares"), in exchange for equity interests in Parent. The Rollover Shares will not be entitled to receive the per share consideration in the Merger and will, by virtue of the Merger, be converted into shares of common stock of the Surviving Corporation such that the Rollover Shares represent the same percentage of the Surviving Corporation immediately following the effective time of the Merger as the Reinvestment Stockholders owned of the Issuer immediately prior to the effective time of the Merger.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is filed as Exhibit 13 and is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, BCPE Seminole Holdings LP holds 10,708,102 shares of Common Stock, representing approximately 8.18% of the issued and outstanding shares of Common Stock, BCPE Seminole Holdings II Intermediate, LP holds 30,055,197 shares of Common Stock, representing approximately 22.96% of the issued and outstanding shares of Common Stock, BCPE Seminole Holdings III, L.P. holds 7,832,450 shares of Common Stock, representing approximately 5.98% of the issued and outstanding shares of Common Stock, and BCPE Seminole Holdings IV, L.P. holds 1,351,223 shares of Common Stock, representing approximately 1.03% of the issued and outstanding shares of Common Stock.

As a result of the foregoing and the relationships described in Item 2(a) of this Statement, the Reporting Persons may be deemed to beneficially own an aggregate of 49,946,972 shares of Common Stock, representing approximately 38.15% of the issued and outstanding shares of Common Stock.

Ownership percentages set forth in this Statement are based upon a total of 130,918,260 shares of Common Stock issued and outstanding as of August 3, 2026, as reported by the Issuer in the Quarterly Report on Form 10-Q filed by the Issuer on August 10, 2026 for the quarterly period ended June 30, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The information included in part (a) of Item 5 above is incorporated by reference herein.
Transactions in the class effected during the past sixty days: During the past 60 days, the Reporting Persons have not effected any transactions with respect to the Common Stock.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, any of the shares of Common Stock beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Initial Statement is hereby amended and supplemented by adding the following at the end of Item 6 of the Statement:

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 13 Voting and Support Agreement, dated as of October 23, 2026, by and among Spyglass Topco, LLC, Surgery Partners, Inc. and the Reinvestment Stockholders party thereto (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on October 26, 2026)

## Signatures
- BCPE Seminole Holdings LP: /s/ Andrew T. Kaplan, Andrew T. Kaplan/Partner (10/26/2026)
- BCPE Seminole Holdings II Intermediate, LP: /s/ Andrew T. Kaplan, Andrew T. Kaplan/Partner (10/26/2026)
- BCPE Seminole Holdings III, L.P.: /s/ Andrew T. Kaplan, Andrew T. Kaplan/Partner (10/26/2026)
- BCPE Seminole Holdings IV, L.P.: /s/ Andrew T. Kaplan, Andrew T. Kaplan/Partner (10/26/2026)
Comment: Bain Capital Investors, LLC is the sole member of (i) BCPE Seminole GP, LLC, which is the general partner of each of BCPE Seminole Holdings LP and BCPE Seminole Holdings IV, L.P., (ii) BCPE Seminole GP II LLC, which is the general partner of BCPE Seminole Holdings II Intermediate, LP and (iii) BCPE Seminole GP III LLC, which is the general partner of BCPE Seminole Holdings, L.P.